Wefunder Revenue Share

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			Quarter	Year	Possible revenue	Loan repayments
			Q1, 2021	2021	$90,000	$18,000
Company name		CoDwell	Q2, 2021	2021	$99,000	$19,800
			Q3, 2021	2021	$108,900	$21,780
Total target loan amount		$1,007,000	Q4, 2021	2021	$119,790	$23,958
Multiple for investors		1.50	Q1, 2022	2022	$131,769	$26,354
% of revenues		20%	Q2, 2022	2022	$144,946	$28,989
			Q3, 2022	2022	$159,440	$31,888
Early Bird terms?		Yes	Q4, 2022	2022	$175,385	$35,077
Early Bird loan amount		$100,000	Q1, 2023	2023	$192,923	$38,585
Early Bird multiple for investors		1.75	Q2, 2023	2023	$212,215	$42,443
			Q3, 2023	2023	$233,437	$46,687
Year of disbursal		2021	Q4, 2023	2023	$256,781	$51,356
Quarter of disbursal		Q1	Q1, 2024	2024	$282,459	$56,492
Grace period quarters		0	Q2, 2024	2024	$310,704	$62,141
			Q3, 2024	2024	$317,570	$63,514
Quarter repaid		Q2, 2028	Q4, 2024	2024	$318,522	$63,704
Years to repay		7.50	Q1, 2025	2025	$319,478	$63,896
			Q2, 2025	2025	$320,436	$64,087
Non Early Bird loan amount		$907,000	Q3, 2025	2025	$321,398	$64,280
Non Early Bird repayment amount		$1,360,500	Q4, 2025	2025	$322,362	$64,472
Early Bird loan amount		$100,000	Q1, 2026	2026	$323,329	$64,666
Early Bird repayment amount		$175,000	Q2, 2026	2026	$324,299	$64,860
Wefunder Fees loan amount		$0	Q3, 2026	2026	$325,272	$65,054
Wefunder Fees repayment amount		$0	Q4, 2026	2026	$326,248	$65,250
Total loan amount		$1,007,000	Q1, 2027	2027	$327,226	$65,445
Total repayment amount		$1,535,500	Q2, 2027	2027	$328,208	$65,642
			Q3, 2027	2027	$329,193	$65,839

Wefunder Revenue Share

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Quarter	Year	Possible revenue	Loan repayments
Q4, 2027	2027	$330,180	$66,036
Q1, 2028	2028	$331,171	$66,234
Q2, 2028	2028	$332,164	$66,433